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China Technology Exhibits at China International Energy Saving, Emissions Reduction and New Energy Science & Technology Expo

HONG KONG – March 27, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that it has exhibited at the 2009 China International Energy Saving, Emissions Reduction and New Energy Science and Technology Expo in the Beijing Exhibition Hall from March 19 to 23.

Many top Chinese leaders paid visits to the expo from March 19 to 20. Chinese President Hu Jintao made a special visit to CTDC’s exhibition booth (Booth No. 0935), and showed the interest in our SnO2 TCO Base Plate and other solar projects.

At the exhibition, President Hu Jintao stressed that enhancing energy-saving and promoting emissions reduction are important for sustainable development. He also emphasized that China should continue promoting energy-saving and develop renewable energy sources, despite the global financial crisis.

Jointly sponsored by the Ministry of Science and Technology, the National Development and Reform Commission, the Ministry of Environmental Protection, the National Energy Administration and other ministries, the expo exhibited major achievements in energy saving and new energy in China, with the aim to promote the comprehensive development of energy saving and new energy industries by scientific-technical progress and innovation. Nearly 300 domestic and overseas companies took part in the expo.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.